FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For November 02, 2012

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Risk and balance sheet management
(continued)

Market risk
Market risk arises from changes in interest rates, foreign currency, credit spreads, equity prices and risk related factors such as market volatilities. The Group manages market risk centrally within its trading and non-trading portfolios through a comprehensive market risk management framework. This control framework includes qualitative and quantitative guidance in the form of comprehensive policy statements, dealing authorities, limits based on, but not limited to, value-at-risk (VaR), stress testing, and sensitivity analyses.

For a description of the Group's basis of measurement and methodologies, refer to pages 229 to 231 of the Group's 2011 Annual Report and Accounts.

CRD III capital charges
Following the implementation of CRD III in 2011, the Group is required to calculate: (i) Stressed VaR (SVaR) - an additional capital charge based on a stressed calibration of the VaR model; (ii) an Incremental Risk Charge (IRC) to capture the default and migration risk for credit risk positions in the trading book; and (iii) an All Price Risk (APR) measure for correlation trading positions, subject to a capital floor that is based on standardised securitisation charges. The capital charges associated with these models are shown in the table below:

	30 September 2012	31 December 2011
	£m	£m

Stressed VaR	1,407	1,682
Incremental Risk Charge	519	469
All Price Risk	34	297

Key points

·
The decrease in SVaR and APR over the first nine months of 2012 was primarily due to the restructuring of certain trades in Non-Core. General de-risking in sovereign and agency positions in Markets also contributed to the decrease.

·	The increase in IRC due to the implementation of a new IRC model at the end of Q2 2012 was partially offset by the general de-risking.

Risk and balance sheet management (continued)

Market risk (continued)

Daily distribution of Markets trading revenues
The graph below shows trading revenues for Markets for the nine months ended 30 September 2012 and the corresponding period in 2011.

http://www.rns-pdf.londonstockexchange.com/rns/1671Q_-2012-11-1.pdf

Note:

(1)	The effect of any month end adjustments, not attributable to a specific daily market move, is spread evenly over the trading days in that specific month.

Key points

·
The average daily revenue earned by Markets trading activities in the first nine months of 2012 was £18 million, compared with £20 million in the corresponding period in 2011. The standard deviation of the daily revenues decreased from £20 million to £14 million.

·
The number of days with negative revenue decreased to 18 from 27. During Q3 2011 the credit environment deteriorated rapidly causing credit spreads to widen following a heightened period of uncertainty in the eurozone.

·
The most frequent daily revenue was between £15 million and £20 million, which occurred 32 times. In the prior period, the most frequent daily revenue was between £25 million and £30 million, which occurred 24 times.

Risk and balance sheet management (continued)

Market risk (continued)
Counterparty Exposure Management (CEM) manages the over-the-counter derivative counterparty credit and funding risk on behalf of Markets, by actively controlling risk concentrations and reducing unwanted risk exposures. The hedging transactions that CEM enters into are booked in the trading book and therefore contribute to the market risk VaR exposure of the Group. The counterparty exposures themselves are not captured in VaR for regulatory capital. In the interest of transparency and to more properly represent the exposure, CEM exposure and total VaR excluding CEM are disclosed separately.

The table below details VaR for the Group's trading portfolios, analysed by type of market risk exposure, and between Core, Non-Core, CEM and the Group's total trading VaR excluding CEM.

	Nine months ended								31 December 2011
	30 September 2012				30 September 2011
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum	Period end
Trading VaR	£m	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate	63.7	44.8	95.7	43.6	50.3	73.0	79.2	27.5	68.1
Credit spread	69.4	67.2	94.9	44.9	87.4	69.8	151.1	47.4	74.3
Currency	11.4	8.9	21.3	5.3	10.1	6.5	18.0	5.2	16.2
Equity	6.3	8.2	12.5	3.3	9.8	7.7	17.3	4.6	8.0
Commodity	1.9	2.7	6.0	0.9	0.4	3.6	3.6	-	2.3
Diversification (1)		(40.8)				(54.3)			(52.3)

Total	99.0	91.0	137.0	66.5	104.1	106.3	181.3	59.7	116.6

Core	74.2	69.4	118.0	47.4	75.3	83.1	133.9	41.7	89.1
Non-Core	32.3	26.5	41.9	22.1	74.2	38.7	128.6	33.2	34.6

CEM	77.7	74.3	84.2	73.3	44.1	54.1	58.2	30.3	75.8

Total (excluding CEM)	46.4	46.6	76.4	32.2	82.6	66.6	150.0	43.1	49.7

Note:

(1)
The Group benefits from diversification, which reflects the risk reduction achieved by allocating investments across various financial instrument types, currencies and markets. The extent of diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time.

Key points

·
The Group's average and maximum credit spread VaR for the first nine months of 2012 were lower than for the corresponding period of 2011. This reflected the credit spread volatility experienced during the 2008 financial crisis dropping out of the time series window, combined with a reduction in the asset-backed securities trading inventory in Core and the restructuring of some monoline hedges relating to the Non-Core banking book.

·
Towards the end of September 2012, the credit spread VaR increased, driven by credit spreads widening on the back of a deterioration in eurozone sentiment and by an increase in bought protection on credit indices. This caused both the Group's period end total and credit spread VaR to increase in the third quarter of 2012, compared with the first half of the year.

·
The period end interest rate VaR for the first nine months of 2012 was lower than that for the same period in 2011, largely driven by position reductions. However, the average interest rate VaR was higher, due to pre-hedging and positioning ahead of government bond auctions.

·
Since late 2011, CEM started to centrally manage the funding risk on over-the-counter derivative contracts. The CEM trading VaR was considerably higher in the first nine months of 2012 than in the same period in 2011, primarily due to the transfer of funding risk management from individual desks to CEM.

Risk and balance sheet management (continued)

Market risk (continued)
The table below details VaR for the Group's non-trading portfolio, excluding the structured credit portfolio and loans and receivables.

	Nine months ended								31 December 2011
	30 September 2012				30 September 2011
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum	Period end
Non-trading VaR	£m	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate	7.6	5.5	10.7	5.3	8.6	10.3	11.1	5.7	9.9
Credit spread	11.1	8.6	15.4	7.3	19.6	14.8	39.3	14.1	13.6
Currency	3.4	1.5	4.5	1.3	1.8	4.1	5.9	0.1	4.0
Equity	1.7	1.7	1.9	1.6	2.2	1.8	3.1	1.6	1.9
Diversification (1)		(8.0)				(13.5)			(13.6)

Total	12.6	9.3	18.3	8.6	20.9	17.5	41.6	13.4	15.8

Core	12.4	9.2	19.0	8.3	20.4	18.6	38.9	13.5	15.1
Non-Core	2.1	3.6	3.6	1.6	3.4	3.7	4.3	2.2	2.5

CEM	1.0	1.0	1.1	0.9	0.3	0.4	0.4	0.3	0.9

Total (excluding CEM)	12.4	9.3	17.8	8.2	20.9	17.5	41.4	13.7	15.5

Note:

(1)
The Group benefits from diversification, which reflects the risk reduction achieved by allocating investments across various financial instrument types, currencies and markets. The extent of diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time.

Key points

·
The average and period end total and credit spread VaR were considerably lower for the first nine months of 2012, due to reduced volatility in the market data time series, position reductions and a decrease in the size of the collateral portfolio. The reduction in collateral was driven by the restructuring of certain Dutch residential mortgage-backed securities during H1 2012 permitting their eligibility as European Central Bank collateral. This allowed the disposal during the first nine months of 2012 of additional collateral purchased during the corresponding period in 2011.

·	The Non-Core period end VaR was higher at 30 September 2012 than at 31 December 2011, due to improvements in the time series mapping on certain Australian bonds and the purchase of additional hedges.

Risk and balance sheet management (continued)

Market risk (continued)

Structured Credit Portfolio
The Structured Credit Portfolio is within Non-Core. The risk in this portfolio is not measured or disclosed using VaR, as the Group believes this is not an appropriate tool for the banking book portfolio, which comprises illiquid debt securities. These assets are reported on a drawn notional and fair value basis, and managed on a third party asset and risk-weighted assets basis. The table below shows the open market risk in the structured credit portfolio.

	Drawn notional					Fair value
	CDOs	CLOs	MBS	Other ABS	Total	CDOs	CLOs	MBS	Other ABS	Total
30 September 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

1-2 years	-	-	-	128	128	-	-	-	120	120
2-3 years	-	-	6	28	34	-	-	5	27	32
3-4 years	-	-	-	45	45	-	-	-	43	43
4-5 years	-	-	161	218	379	-	-	136	198	334
5-10 years	-	298	110	-	408	-	278	53	-	331
>10 years	317	313	436	553	1,619	127	285	267	314	993

	317	611	713	972	2,613	127	563	461	702	1,853

31 December 2011

1-2 years	-	-	-	27	27	-	-	-	22	22
2-3 years	-	-	10	196	206	-	-	9	182	191
4-5 years	-	37	37	95	169	-	34	30	88	152
5-10 years	32	503	270	268	1,073	30	455	184	229	898
>10 years	2,180	442	464	593	3,679	766	371	291	347	1,775

	2,212	982	781	1,179	5,154	796	860	514	868	3,038

Key point

·
The Structured Credit Portfolio drawn notional and fair values declined across all asset classes from 31 December 2011 to 30 September 2012. Key drivers were: (i) during H1 2012, the liquidation of legacy trust preferred securities and commercial real estate CDOs and subsequent sale of the underlying assets, and (ii) during Q3 2012, the sale of underlying assets from CDO collateral pools and legacy conduits.

Risk and balance sheet management (continued)

Risk management: Country risk

Introduction
Country risk is the risk of material losses arising from significant country-specific events such as sovereign events (default or restructuring); economic events (contagion of sovereign default to other parts of the economy, cyclical economic shock); political events (transfer or convertibility restrictions, expropriation or nationalisation); and natural disaster or conflict. Such events have the potential to affect elements of the Group's credit portfolio that are directly or indirectly linked to the country in question and can also give rise to market, liquidity, operational and franchise risk related losses.

The global picture remains mixed, with advanced economies, particularly in Europe, overall much weaker than emerging markets. The economic outlook in Asia is weakening but remains comparatively positive. Although the US and Japanese central banks have both announced additional asset purchases to counteract economic weakness, market confidence will remain primarily influenced by developments in eurozone crisis management and a resolution of the US fiscal deadlock. The Latin American outlook remains positive despite rising external risks.

Markets continue to benefit from the European Central Bank's Outright Monetary Transactions (OMT) announcement and the European Stability Mechanism (ESM) approval by the German Constitutional Court, but disagreements over the next steps to eurozone integration highlight the length of the road ahead. Overall, the Group still sees a gradual resolution of the crisis as the most likely outcome. In the short-term, a clearer roadmap towards a joint banking regulator is needed, a prerequisite for the ESM being able to lend to banks directly. Direct lending by the ESM to banks would sever the interconnection between sovereigns and their banks.

The risk that one or more of the weaker eurozone member states will default on its external debts and/or exit the eurozone is a particular concern. It carries with it the potential for broader economic contagion and even a complete break-up or restructuring of the eurozone. The potential for such events gives rise to redenomination risk, the risk that losses may occur when a country converts its currency and then suffers a sharp devaluation, in addition to other risks.

The Group's overall exposure to redenomination risk is difficult to predict with certainty, but the key driving factors are: the scope and reach of the new legislation introduced by an exiting country; the currency of exposures; the form and nature of the documentation, collateral and guarantees related to the exposures; and whether there are offsetting liabilities that would be redenominated at the same time. For the purposes of estimating funding mismatches at risk of redenomination (see below), the Group assumes that non-euro exposures, and certain facilities documented under international law, are unlikely to be affected by a redenomination event.

The Group believes that the balances reported in this section represent a realistic, if conservative, view of its asset exposure to redenomination risk and related risks. Assets that are not denominated in euros, and facilities that are guaranteed or documented under international law, are expected to have protection from redenomination, and analysis shows the Group's actual exposure purely to redenomination risk is lower. However, a redenomination event would be accompanied by increased credit risk, for two reasons. First, capital controls would likely be introduced in the affected country, resulting in any non-redenominated assets, including non-euro assets, potentially becoming harder to service. Second, a sharp devaluation could imply payment difficulties for counterparties with large debts denominated in foreign currency.

Risk and balance sheet management (continued)

Risk management: Country risk: Introduction(continued)
The Group's focus continues to be on reducing its asset exposures and funding mismatches in the eurozone periphery countries. At 30 September 2012, total asset exposures to these countries were 6% lower than at 30 June 2012. Estimated funding mismatches were approximately £2 billion lower in Ireland, at £10 billion, and approximately £1 billion lower in Spain, at £6 billion. The mismatch positions in Portugal and Greece were modest. In Italy there were surplus liabilities of approximately £1 billion. Since the end of the third quarter, the Group has put in place more than £3 billion of repo facilities, further reducing the Spanish funding mismatch.

For further details of the Group's approach to country risk management, refer to pages 208 to 210 of the Group's 2011 Annual Report and Accounts.

The tables that follow show the Group's exposures by country of incorporation of the counterparty at 30 September 2012. Countries shown are those where the Group's balance sheet exposure (as defined in this section) to counterparties incorporated in the country exceeded £1 billion and the country had an external rating of A+ or below from Standard and Poor's, Moody's or Fitch at 30 September 2012, as well as certain eurozone countries. The numbers are stated before taking into account mitigants, such as collateral (with the exception of repos), insurance or guarantees, which may have been taken to reduce or eliminate exposure to country risk events. Exposures relating to ocean-going vessels are not included due to their multinational nature.

Definitions of headings in the following tables:

Lending - comprises gross loans and advances to: central and local government; central banks, including cash balances; other banks and financial institutions, incorporating overdraft and other short-term facilities; corporates, in large part loans and leases; and individuals, comprising mortgages, personal loans and credit card balances. Lending includes impaired loans and loans where an impairment event has taken place but no impairment provision is recognised.

Debt securities - comprise securities classified as available-for-sale (AFS), loans and receivables (LAR), held-for-trading (HFT) and designated as at fair value through profit or loss (DFV). All debt securities other than LAR securities are carried at fair value. LAR debt securities are carried at amortised cost less impairment. HFT debt securities are presented as gross long positions (including DFV securities) and short positions per country. Impairment losses and exchange differences relating to AFS debt securities, together with interest are recognised in the income statement; other changes in the fair value of AFS securities are reported within AFS reserves, which are presented gross of tax.

Risk and balance sheet management (continued)

Risk management: Country risk: Introduction (continued)
Derivatives (net) - comprise the mark-to-market (mtm) value of such contracts after the effect of legally enforceable netting agreements but before the effect of collateral. In the event of counterparty default, this is the net amount due to the Group from the counterparty. Counterparty netting is applied within the regulatory capital model used.

Repos (net) - comprises the mtm value of repo and reverse repo contracts after the effect of legally enforceable netting agreements and collateral. Counterparty netting is applied within the regulatory capital model used.

Balance sheet - comprises lending, debt securities, derivatives (net) and repo (net) exposures, as defined above. In addition, for eurozone periphery countries, derivatives and repos gross of netting referred to above are disclosed.

Off-balance sheet - comprises contingent liabilities, including guarantees, and committed undrawn facilities.

Credit default swaps (CDSs) - under a CDS contract, the credit risk on the reference entity is transferred from the buyer to the seller. The fair value, or mtm value, represents the balance sheet carrying value. The mtm value of CDSs is included within derivatives against the counterparty of the trade, as opposed to the reference entity. The notional is the par value of the credit protection bought or sold and is included against the reference entity of the CDS contract.

The column CDS notional less fair value represents the instantaneous increase in exposure arising from sold positions netted against the decrease arising from bought positions should the CDS contract be triggered by a credit event and assuming there is a zero recovery rate. For a sold position, the change in exposure equals the notional less fair value amount and represents the amount the Group would owe its CDS counterparties. Positive recovery rates would tend to reduce the gross components (increases and decreases) of those numbers.

Government - comprises central and local government.

Asset quality (AQ) - for the probability of default range relating to each internal asset quality band, refer to page 172 of the Group's 2011 Annual Report and Accounts.

Eurozone periphery - comprises Ireland, Spain, Italy, Portugal, Greece and Cyprus.

Other eurozone - comprises Austria, Estonia, Finland, Malta, Slovakia and Slovenia.

Risk and balance sheet management (continued)

Risk management: Country risk: Summary

	30 September 2012
	Lending								Debt securities			Balance sheet	Off-balance sheet	Total	CDS notional less fair value
	Government	Central banks	Other banks	Other financial institutions	Corporate	Personal	Total lending	Of which Non-Core		Net
										Derivatives	Repos
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Eurozone
Ireland	40	504	97	528	17,657	17,584	36,410	9,499	685	1,772	563	39,430	3,112	42,542	(172)
Spain	-	-	195	74	4,517	333	5,119	2,903	4,441	1,756	-	11,316	1,637	12,953	(309)
Italy	12	21	47	215	1,571	23	1,889	926	118	2,241	-	4,248	2,573	6,821	(202)
Portugal	-	-	1	-	403	6	410	246	187	511	-	1,108	184	1,292	(87)
Greece	-	2	-	29	156	11	198	71	15	359	-	572	27	599	(10)
Cyprus	-	-	-	38	238	14	290	123	3	55	-	348	19	367	-

Eurozone periphery	52	527	340	884	24,542	17,971	44,316	13,768	5,449	6,694	563	57,022	7,552	64,574	(780)

Germany	-	25,024	866	1,232	4,880	155	32,157	3,942	14,554	9,542	771	57,024	7,855	64,879	(1,941)
Netherlands	2	2,728	598	1,587	4,630	25	9,570	2,288	9,343	9,184	707	28,804	11,559	40,363	(1,406)
France	488	-	2,477	166	2,775	71	5,977	1,842	5,170	7,650	429	19,226	8,826	28,052	(2,196)
Belgium	-	31	192	227	378	22	850	344	1,578	3,462	9	5,899	1,500	7,399	(120)
Luxembourg	-	15	14	589	1,750	4	2,372	995	284	1,589	362	4,607	1,693	6,300	(412)
Other	116	-	15	91	993	14	1,229	152	960	1,885	16	4,090	1,268	5,358	(271)

Total eurozone	658	28,325	4,502	4,776	39,948	18,262	96,471	23,331	37,338	40,006	2,857	176,672	40,253	216,925	(7,126)

Other

Japan	-	533	592	215	370	12	1,722	145	9,078	1,839	213	12,852	655	13,507	(74)
India	-	110	795	36	2,781	107	3,829	202	1,232	87	-	5,148	1,278	6,426	(71)
South Korea	-	36	884	62	535	1	1,518	2	725	183	148	2,574	799	3,373	(81)
China	5	141	797	63	521	31	1,558	39	386	362	208	2,514	1,291	3,805	46
Turkey	129	150	84	106	989	12	1,470	287	302	99	-	1,871	549	2,420	(46)
Brazil	-	-	889	-	138	3	1,030	59	743	33	1	1,807	248	2,055	429
Russia	-	42	685	3	493	54	1,277	159	193	18	-	1,488	659	2,147	(363)
Romania	21	65	7	3	369	336	801	801	228	6	-	1,035	83	1,118	(10)

Risk and balance sheet management (continued)

Risk management: Country risk: Summary (continued)

	31 December 2011
	Lending								Debt securities			Balance sheet	Off-balance sheet	Total	CDS notional less fair value
	Government	Central banks	Other banks	Other financial institutions	Corporate	Personal	Total lending	Of which Non-Core		Net
										Derivatives	Repos
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Eurozone
Ireland	45	1,467	136	333	18,994	18,858	39,833	10,156	886	2,273	551	43,543	2,928	46,471	53
Spain	9	3	130	154	5,775	362	6,433	3,735	6,155	2,391	2	14,981	2,630	17,611	(1,013)
Italy	-	73	233	299	2,444	23	3,072	1,155	1,258	2,314	-	6,644	3,150	9,794	(452)
Portugal	-	-	10	-	495	5	510	341	113	519	-	1,142	268	1,410	55
Greece	7	6	-	31	427	14	485	94	409	355	-	1,249	52	1,301	1
Cyprus	-	-	-	38	250	14	302	133	2	56	-	360	68	428	-

Eurozone periphery	61	1,549	509	855	28,385	19,276	50,635	15,614	8,823	7,908	553	67,919	9,096	77,015	(1,356)

Germany	-	18,068	653	305	6,608	155	25,789	5,402	15,767	10,169	166	51,891	7,527	59,418	(2,401)
Netherlands	8	7,654	623	1,557	4,827	20	14,689	2,498	9,893	10,010	275	34,867	13,561	48,428	(1,295)
France	481	3	1,273	282	3,761	79	5,879	2,317	7,794	8,701	345	22,719	10,217	32,936	(2,846)
Belgium	-	8	287	354	588	20	1,257	480	652	2,959	51	4,919	1,359	6,278	(99)
Luxembourg	-	-	101	925	2,228	2	3,256	1,497	130	2,884	805	7,075	2,007	9,082	(404)
Other	121	-	28	77	1,125	12	1,363	191	708	1,894	-	3,965	1,297	5,262	(25)

Total eurozone	671	27,282	3,474	4,355	47,522	19,564	102,868	27,999	43,767	44,525	2,195	193,355	45,064	238,419	(8,426)

Other

Japan	-	2,085	688	96	433	26	3,328	338	12,456	2,443	191	18,418	452	18,870	(365)
India	-	275	610	35	2,949	127	3,996	350	1,530	218	-	5,744	1,280	7,024	(105)
South Korea	-	5	812	2	576	1	1,396	3	845	251	153	2,645	627	3,272	(22)
China	9	178	1,237	16	654	30	2,124	50	597	410	3	3,134	1,559	4,693	(62)
Turkey	215	193	252	66	1,072	16	1,814	423	361	94	-	2,269	437	2,706	10
Brazil	-	-	936	-	227	4	1,167	70	790	24	-	1,981	319	2,300	164
Russia	-	36	970	8	659	62	1,735	76	186	47	-	1,968	356	2,324	(343)
Romania	66	145	30	8	413	392	1,054	1,054	220	6	-	1,280	160	1,440	8

Risk and balance sheet management
(continued)

Risk management: Country risk: Summary
(continued)
Reported exposures are affected by currency movements. During the first nine months of 2012, sterling appreciated 4.3% against the US dollar and 5.0% against the euro. During the third quarter, sterling appreciated 2.9% against the US dollar and 1.4% against the euro.

Key points

·
Balance sheet and off-balance sheet exposures to nearly all countries shown in the table declined during the first nine months of 2012, as the Group maintained a cautious stance and many clients reduced debt levels. The reductions were seen in all broad product categories and in all client groups. Non-Core lending exposure declined as the strategy for disposal progressed, particularly in Germany, Spain and Ireland.

·
Total eurozone - balance sheet exposure declined by £16.7 billion or 9% during the first nine months of 2012 to £176.7 billion, with reductions seen primarily in periphery countries but also in the Netherlands, France and Luxembourg. This reflected exchange rate movements, sales of Greek, Spanish and Portuguese AFS bonds, write-offs, active exposure management and debt reduction efforts by bank clients.

·
Eurozone periphery - balance sheet exposure decreased in all countries to a combined £57.0 billion, a reduction of £10.9 billion or 16%, caused in part by reductions in AFS bonds. Most of the Group's exposure arises from the activities of Markets, International Banking, Group Treasury and Ulster Bank (with respect to Ireland). Group Treasury has a portfolio of Spanish bank and financial institution securities. International Banking provides trade finance facilities to clients across Europe, including the eurozone periphery. Balance sheet exposure to Cyprus amounted to £0.3 billion at 30 September 2012, comprising mainly lending exposure to special purpose vehicles incorporated in Cyprus.

·	Germany and the Netherlands
○
The Group holds significant short-term surplus liquidity with central banks given credit risk and capital considerations and limited alternative investment opportunities. This exposure also fluctuates as part of the Group's asset and liability management. In Q3 2012 the Group transferred part of its euro payments activity from the RBS N.V. account with the Dutch central bank to the RBS plc account with the Bundesbank, as part of strategic plans to migrate most of the RBS N.V. balance sheet, activities and exposures to RBS plc.

○
Net long HFT positions in German bonds in Markets increased during the first nine months of 2012, driven by market opportunities. Concurrently, German AFS bond positions in Group Treasury were reduced in the first half of the year in line with internal liquidity management strategies.

	○	Lending to German corporate clients fell by £1.7 billion, driven by reductions in the transport, commercial real estate, electricity and media sectors.
	○	Non-Core lending exposure in Germany was £3.9 billion at 30 September 2012, down £1.5 billion since 31 December 2011. Most of the lending was in the property (54%) and transport (22%) sectors.
○
Non-Core lending exposure in the Netherlands was £2.3 billion at 30 September 2012, down £0.2 billion since 31 December 2011. Most of the lending was in the commercial real estate (51%) and securitisations (18%) sectors.

Risk and balance sheet management (continued)

Risk management: Country risk: Summary: Key points (continued)

·
France - During the first nine months of 2012, particularly in the first half, in anticipation of widening credit spreads and as part of general risk management, the Group reduced its holdings in French bonds, both AFS in Group Treasury and HFT in Markets. Lending exposure to French banks increased in the third quarter as a result of a transfer of bank account services for Group Treasury secured funding transactions from in-house to an external bank. Corporate lending decreased by £1.0 billion due to reductions in the commercial real estate, telecommunications and construction sectors. Non-Core lending exposure in France was £1.8 billion at 30 September 2012, a decline of £0.5 billion since 31 December 2011. The lending portfolio mainly comprised property (39%) and sovereign and quasi-sovereign (26%) exposures.

·	Belgium - Net HFT government bond exposure increased by £0.9 billion reflecting fluctuations in market making positions.

·
Japan - Exposure decreased during the first nine months of 2012, principally in the first half, reflecting a reduction in International Banking's cash management business and a change in Japanese yen clearing status from direct (self-clearing) membership to agency, resulting in a £2.0 billion reduction in AFS Japanese government bonds. Derivative exposure decreased reflecting reduced forward foreign exchange positions taken by clients.

·	CDS protection bought and sold:
○
The Group uses CDS contracts to service customer activity as well as to manage counterparty and country exposure. During the first nine months of 2012, eurozone gross notional CDS contracts, bought and sold, decreased significantly. This was caused by maturing contracts and by efforts to reduce counterparty credit exposures and risk-weighted assets through derivative compression trades and other means. The fair value of bought and sold CDS contracts also decreased due to the reduction in gross notional CDS positions and a narrowing of CDS spreads during the first nine months of 2012 for a number of eurozone countries, including Portugal and Ireland. On balance, net CDS protection referring to entities in eurozone countries taken by the Group in terms of CDS notional less fair value decreased to £7.1 billion, from £8.4 billion at 31 December 2011.

○
Greek sovereign CDS positions were fully closed out in April 2012, as the use of the collective action clause in the Greek debt swap resulted in a credit event occurring, which triggered Greek sovereign CDS contracts.

○
Outside the eurozone, the Group also has net bought CDS protection on most countries shown in the table. A £0.4 billion net sold CDS position on Brazil was primarily hedging bought nth-to-default CDS contracts with Brazilian reference entities (these latter contracts are not included in the reported numbers by country - see below).

○
The Group transacts CDS contracts primarily with investment grade global financial institutions that are active participants in the CDS market. These transactions are subject to regular margining. For European peripheral sovereigns, credit protection has been purchased from a number of major European banks, predominantly outside the country of the reference entity. In a few cases where protection was bought from banks in the country of the reference entity, giving rise to wrong-way risk, the risk is mitigated through specific collateralisation.

Risk and balance sheet management (continued)

Risk management: Country risk: Summary: Key points
(continued)

○
Due to their bespoke nature, exposures relating to CDPCs and associated hedges have not been included as they cannot be meaningfully attributed to a particular country or reference entity. Nth-to-default basket swaps have also been excluded as they cannot be meaningfully attributed to a particular reference entity.

○
During the first nine months of 2012 the credit quality of counterparties from whom the Group has bought CDS protection as shown in the individual country tables deteriorated, reflecting an actual deterioration in the credit quality of some of those counterparties as well as more conservative internal ratings.

For more specific analysis and commentary on the Group's exposure to Ireland, Spain, Italy, Portugal and Greece, refer to pages 137 to 151.

Risk and balance sheet management (continued)

Risk management: Country risk: Total eurozone

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Net		Balance sheet	Off-balance sheet	Total
						Long	Short		Derivatives	Repos
30 September 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Government	658	-	-	11,969	178	19,036	10,868	20,137	2,227	1	23,023	1,180	24,203
Central banks	28,325	-	-	-	-	-	-	-	38	-	28,363	-	28,363
Other banks	4,502	-	-	5,249	(780)	1,176	914	5,511	26,280	1,817	38,110	4,186	42,296
Other FI	4,776	-	-	9,319	(909)	1,607	183	10,743	7,678	1,039	24,236	5,334	29,570
Corporate	39,948	14,201	7,220	784	34	329	166	947	3,782	-	44,677	28,790	73,467
Personal	18,262	3,112	1,572	-	-	-	-	-	1	-	18,263	763	19,026

	96,471	17,313	8,792	27,321	(1,477)	22,148	12,131	37,338	40,006	2,857	176,672	40,253	216,925

31 December 2011

Government	671	-	-	18,406	81	19,597	15,049	22,954	1,924	-	25,549	1,056	26,605
Central banks	27,282	-	-	20	-	6	-	26	35	-	27,343	-	27,343
Other banks	3,474	-	-	8,423	(752)	1,272	1,502	8,193	28,595	1,090	41,352	4,493	45,845
Other FI	4,355	-	-	10,494	(1,129)	1,138	471	11,161	9,854	1,102	26,472	8,199	34,671
Corporate	47,522	14,152	7,267	964	23	528	59	1,433	4,116	3	53,074	30,551	83,625
Personal	19,564	2,280	1,069	-	-	-	-	-	1	-	19,565	765	20,330

	102,868	16,432	8,336	38,307	(1,777)	22,541	17,081	43,767	44,525	2,195	193,355	45,064	238,419

Risk and balance sheet management (continued)

Risk management: Country risk: Total eurozone (continued)

	30 September 2012				31 December 2011
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
CDS by reference entity	£m	£m	£m	£m	£m	£m	£m	£m

Government	36,951	35,422	2,004	(2,026)	37,080	36,759	6,488	(6,376)
Other banks	14,647	14,548	735	(653)	19,736	19,232	2,303	(2,225)
Other FI	12,376	11,206	313	(244)	17,949	16,608	693	(620)
Corporate	47,587	43,178	534	(582)	76,966	70,119	2,241	(1,917)

	111,561	104,354	3,586	(3,505)	151,731	142,718	11,725	(11,138)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
30 September 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Banks	53,828	1,654	960	43	452	63	-	-	55,240	1,760
Other FI	52,210	1,491	569	30	2,632	163	910	142	56,321	1,826

	106,038	3,145	1,529	73	3,084	226	910	142	111,561	3,586

31 December 2011

Banks	67,624	5,585	1,085	131	198	23	-	-	68,907	5,739
Other FI	79,824	5,605	759	89	2,094	278	147	14	82,824	5,986

	147,448	11,190	1,844	220	2,292	301	147	14	151,731	11,725

Risk and balance sheet management (continued)

Risk management: Country risk: Ireland

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Net		Balance sheet	Off-balance sheet	Total	Gross
						Long	Short		Derivatives	Repos				Derivatives	Repos
30 September 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Government	40	-	-	120	(26)	30	34	116	-	-	156	2	158	4	-
Central bank	504	-	-	-	-	-	-	-	-	-	504	-	504	-	-
Other banks	97	-	-	171	(13)	21	4	188	698	475	1,458	11	1,469	15,968	3,435
Other FI	528	-	-	41	-	293	15	319	675	88	1,610	582	2,192	1,452	3,073
Corporate	17,657	10,869	5,941	61	-	1	-	62	398	-	18,117	1,990	20,107	409	319
Personal	17,584	3,028	1,527	-	-	-	-	-	1	-	17,585	527	18,112	1	-

	36,410	13,897	7,468	393	(39)	345	53	685	1,772	563	39,430	3,112	42,542	17,834	6,827

31 December 2011

Government	45	-	-	102	(46)	20	19	103	92	-	240	2	242	102	-
Central bank	1,467	-	-	-	-	-	-	-	-	-	1,467	-	1,467	-	-
Other banks	136	-	-	177	(39)	195	14	358	981	478	1,953	-	1,953	19,090	3,441
Other FI	333	-	-	61	-	116	35	142	782	73	1,330	546	1,876	1,831	3,250
Corporate	18,994	10,269	5,689	148	3	135	-	283	417	-	19,694	1,841	21,535	438	-
Personal	18,858	2,258	1,048	-	-	-	-	-	1	-	18,859	539	19,398	1	-

	39,833	12,527	6,737	488	(82)	466	68	886	2,273	551	43,543	2,928	46,471	21,462	6,691

Risk and balance sheet management (continued)

Risk management: Country risk: Ireland (continued)

	30 September 2012				31 December 2011
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
CDS by reference entity	£m	£m	£m	£m	£m	£m	£m	£m

Government	2,379	2,375	139	(135)	2,145	2,223	466	(481)
Other banks	88	69	5	(4)	110	107	21	(21)
Other FI	782	711	40	(52)	523	630	64	(74)
Corporate	273	202	(20)	20	425	322	(11)	10

	3,522	3,357	164	(171)	3,203	3,282	540	(566)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
30 September 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Banks	1,675	96	4	1	1	(1)	-	-	1,680	96
Other FI	1,356	57	161	-	325	11	-	-	1,842	68

	3,031	153	165	1	326	10	-	-	3,522	164

31 December 2011

Banks	1,586	300	2	-	-	-	-	-	1,588	300
Other FI	1,325	232	161	1	129	7	-	-	1,615	240

	2,911	532	163	1	129	7	-	-	3,203	540

Risk and balance sheet management (continued)

Risk management: Country risk: Ireland
(continued)

Key points
·
At 30 September 2012, Ulster Bank Group (UBG) contributed 88% of the Group's exposure to Ireland (31 December 2011 - 87%). The largest components of the Group's exposure were corporate lending of £17.7 billion (more than half of which is to the property sector - mainly commercial real estate, and construction and building materials) and personal lending of £17.6 billion (mainly mortgages). In addition, UBG has money market placings with the Central Bank of Ireland (CBI), and Markets has derivative exposure to financial institutions and large international clients with funding subsidiaries based in Ireland.

·	Group exposure decreased further during the first nine months of 2012, principally lending down £3.4 billion as a result of currency movements and de-risking in the portfolio.

·	Government and central bank
Exposure to the CBI fluctuates, driven by regulatory requirements and deposits of excess liquidity as part of UBG's asset and liability management.

·	Financial institutions

Markets, International Banking and UBG account for the majority of the Group's exposure to financial institutions. The largest categories are derivatives and repos, where exposure is affected predominantly by market movements and much of the exposure is collateralised.

·	Corporate

Lending exposure fell by £1.3 billion during the first nine months of 2012, driven by exchange rate movements and write-offs. Commercial real estate lending amounted to £10.4 billion at 30 September 2012, down £0.5 billion from 31 December 2011 amid continuing adverse market conditions. The commercial real estate lending exposure was largely in UBG Non-Core and included REIL of £7.9 billion and loan provisions of £4.2 billion.

·	Personal

Overall lending exposure fell by £1.3 billion as a result of exchange rate movements, amortisation, maturities, a small amount of write-offs, low new business volumes and active risk management. Residential mortgage loans amounted to £16.6 billion, including REIL of £2.8 billion and loan provisions of £1.3 billion. The housing market continues to suffer from weak domestic demand, with house prices now approximately 50% below their 2007 peak.

·	Non-Core (included above)

Ireland Non-Core lending exposure was £9.5 billion at 30 September 2012, down £0.7 billion since 31 December 2011. The lending portfolio largely consisted of exposures to commercial real estate (82%), retail (5%) and leisure (4%).

Risk and balance sheet management (continued)

Risk management: Country risk: Spain

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Net		Balance sheet	Off-balance sheet	Total	Gross
						Long	Short		Derivatives	Repos				Derivatives	Repos
30 September 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Government	-	-	-	32	(16)	638	672	(2)	3	-	1	14	15	50	-
Other banks	195	-	-	2,901	(846)	76	86	2,891	1,280	-	4,366	39	4,405	5,155	412
Other FI	74	-	-	1,481	(622)	94	24	1,551	22	-	1,647	93	1,740	53	-
Corporate	4,517	656	295	-	-	17	16	1	451	-	4,969	1,434	6,403	473	-
Personal	333	60	26	-	-	-	-	-	-	-	333	57	390	-	-

	5,119	716	321	4,414	(1,484)	825	798	4,441	1,756	-	11,316	1,637	12,953	5,731	412

31 December 2011

Government	9	-	-	33	(15)	360	751	(358)	35	-	(314)	116	(198)	40	-
Central bank	3	-	-	-	-	-	-	-	-	-	3	-	3	-	-
Other banks	130	-	-	4,892	(867)	162	214	4,840	1,620	2	6,592	41	6,633	5,180	122
Other FI	154	-	-	1,580	(639)	65	8	1,637	282	-	2,073	169	2,242	1,084	467
Corporate	5,775	1,190	442	9	-	27	-	36	454	-	6,265	2,247	8,512	471	-
Personal	362	-	-	-	-	-	-	-	-	-	362	57	419	-	-

	6,433	1,190	442	6,514	(1,521)	614	973	6,155	2,391	2	14,981	2,630	17,611	6,775	589

Risk and balance sheet management (continued)

Risk management: Country risk: Spain (continued)

	30 September 2012				31 December 2011
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
CDS by reference entity	£m	£m	£m	£m	£m	£m	£m	£m

Government	5,525	5,670	524	(519)	5,151	5,155	538	(522)
Other banks	1,733	1,708	107	(92)	1,965	1,937	154	(152)
Other FI	1,392	1,268	82	(63)	2,417	2,204	157	(128)
Corporate	2,964	2,589	140	(109)	4,831	3,959	448	(399)

	11,614	11,235	853	(783)	14,364	13,255	1,297	(1,201)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
30 September 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Banks	6,130	411	42	4	33	2	-	-	6,205	417
Other FI	5,073	386	21	2	229	14	86	34	5,409	436

	11,203	797	63	6	262	16	86	34	11,614	853

31 December 2011

Banks	6,595	499	68	5	32	4	-	-	6,695	508
Other FI	7,238	736	162	3	269	50	-	-	7,669	789

	13,833	1,235	230	8	301	54	-	-	14,364	1,297

Risk and balance sheet management (continued)

Risk management: Country risk: Spain (continued)

Key points

·	The Group maintains good relationships with multinational banks, other financial institutions and large corporate clients.
·
The exposure to Spain is driven by corporate lending and a sizeable mortgage-backed securities covered bond portfolio. Exposure fell further in most categories during the first nine months of 2012, driven by the sale of part of the covered bond portfolio and a decline in corporate lending, as a result of steps to de-risk the portfolio.

·	Financial institutions

The Group's largest exposure was AFS debt securities (mainly covered bond portfolio) of £4.4 billion at 30 September 2012, which decreased by £2.1 billion during the first nine months of 2012, largely as a result of sales in the first half. The portfolio continued to perform satisfactorily. However, the Group is monitoring the situation closely, including undertaking stress analyses.

Derivative exposure, mostly to Spanish international banks and a few of the large regional banks, declined to £1.3 billion at 30 September 2012 from £1.9 billion at 31 December 2011. The majority of this exposure was collateralised.

Lending to banks consists mainly of short-term uncommitted credit lines with the top two international Spanish banks.

·	Corporate

Lending decreased by £1.3 billion and off-balance exposure by £0.8 billion, due to reductions primarily in the property and natural resources sectors. Commercial real estate lending amounted to £1.9 billion at 30 September 2012, predominantly in Non-Core. The majority of REIL and loan provisions relates to commercial real estate lending and further decreased during the first nine months of 2012, reflecting disposals and restructurings.

·	Non-Core (included above)

At 30 September 2012, Non-Core had lending exposure to Spain of £2.9 billion, a reduction of £0.8 billion or 22% since 31 December 2011. The commercial real estate (64%), construction (13%) and electricity (8%) sectors accounted for the majority of the remaining lending exposure.

Risk and balance sheet management (continued)

Risk management: Country risk: Italy

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Net		Balance sheet	Off-balance sheet	Total	Gross
						Long	Short		Derivatives	Repos				Derivatives	Repos
30 September 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Government	12	-	-	377	(96)	2,028	2,914	(509)	77	-	(420)	-	(420)	130	-
Central bank	21	-	-	-	-	-	-	-	-	-	21	-	21	-	-
Other banks	47	-	-	119	(7)	30	79	70	1,402	-	1,519	30	1,549	10,072	30
Other FI	215	-	-	394	(2)	41	14	421	123	-	759	723	1,482	168	-
Corporate	1,571	56	28	75	1	81	20	136	639	-	2,346	1,808	4,154	920	-
Personal	23	-	-	-	-	-	-	-	-	-	23	12	35	-	-

	1,889	56	28	965	(104)	2,180	3,027	118	2,241	-	4,248	2,573	6,821	11,290	30

31 December 2011

Government	-	-	-	704	(220)	4,336	4,725	315	90	-	405	-	405	142	-
Central bank	73	-	-	-	-	-	-	-	-	-	73	-	73	-	-
Other banks	233	-	-	119	(14)	67	88	98	1,064	-	1,395	23	1,418	9,117	305
Other FI	299	-	-	685	(15)	40	13	712	686	-	1,697	1,146	2,843	687	-
Corporate	2,444	361	113	75	-	58	-	133	474	-	3,051	1,968	5,019	1,001	-
Personal	23	-	-	-	-	-	-	-	-	-	23	13	36	-	-

	3,072	361	113	1,583	(249)	4,501	4,826	1,258	2,314	-	6,644	3,150	9,794	10,947	305

Risk and balance sheet management (continued)

Risk management: Country risk: Italy (continued)

	30 September 2012				31 December 2011
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
CDS by reference entity	£m	£m	£m	£m	£m	£m	£m	£m

Government	12,397	12,517	981	(1,017)	12,125	12,218	1,750	(1,708)
Other banks	3,910	3,915	309	(286)	6,078	5,938	1,215	(1,187)
Other FI	729	719	32	(20)	872	762	60	(51)
Corporate	3,178	2,831	177	(146)	4,742	4,299	350	(281)

	20,214	19,982	1,499	(1,469)	23,817	23,217	3,375	(3,227)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
30 September 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Banks	12,488	846	513	28	316	56	-	-	13,317	930
Other FI	6,655	519	7	-	126	22	109	28	6,897	569

	19,143	1,365	520	28	442	78	109	28	20,214	1,499

31 December 2011

Banks	12,904	1,676	487	94	61	10	-	-	13,452	1,780
Other FI	10,138	1,550	8	2	219	43	-	-	10,365	1,595

	23,042	3,226	495	96	280	53	-	-	23,817	3,375

Risk and balance sheet management (continued)

Risk management: Country risk: Italy (continued)

Key points

·
The Group maintains good relationships with Italian government entities, banks, other financial institutions and large corporate clients. Since the start of 2011, the Group has taken steps to reduce its risk through strategic exits where appropriate, or to mitigate its risk through increased collateral requirements, in line with its evolving appetite for Italian risk. Lending exposure to Italian counterparties was reduced by a further £1.2 billion during the first nine months of 2012, to £1.9 billion.

·	Government and central bank
The Group is an active market-maker in Italian government bonds, resulting in large and fluctuating gross long and short positions in held-for-trading securities.

·	Financial institutions

The majority of the Group's exposure relates to the top five banks. The Group's product offering consists largely of collateralised trading products and, to a lesser extent, short-term uncommitted lending lines for liquidity purposes. During the first nine months of 2012, derivative exposure decreased by £0.2 billion due to market movements; risk is mitigated since most facilities are fully collateralised. Lending declined by £0.3 billion to £0.3 billion.

The AFS bond exposure was reduced by £0.3 billion.

·	Corporate
Lending declined by £0.9 billion, largely in lending to manufacturing companies.

·	Non-Core (included above)

Non-Core lending exposure was £0.9 billion at 30 September 2012, a £0.2 billion (20%) reduction since 31 December 2011, largely within investment funds and industrials. The remaining lending exposure was mainly to the commercial real estate (30%), leisure (24%) and electricity (16%) sectors.

Risk and balance sheet management (continued)

Risk management: Country risk: Portugal

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Net		Balance sheet	Off-balance sheet	Total	Gross
						Long	Short		Derivatives	Repos				Derivatives	Repos
30 September 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Government	-	-	-	63	(26)	32	24	71	16	-	87	-	87	16	-
Other banks	1	-	-	60	(16)	25	2	83	378	-	462	1	463	477	10
Other FI	-	-	-	1	-	3	13	(9)	43	-	34	3	37	43	-
Corporate	403	199	159	40	-	2	-	42	74	-	519	172	691	76	-
Personal	6	-	-	-	-	-	-	-	-	-	6	8	14	-	-

	410	199	159	164	(42)	62	39	187	511	-	1,108	184	1,292	612	10

31 December 2011

Government	-	-	-	56	(58)	36	152	(60)	19	-	(41)	-	(41)	25	-
Other banks	10	-	-	91	(36)	12	2	101	389	-	500	2	502	497	217
Other FI	-	-	-	5	-	7	-	12	30	-	42	-	42	30	3
Corporate	495	27	27	42	-	18	-	60	81	-	636	258	894	81	-
Personal	5	-	-	-	-	-	-	-	-	-	5	8	13	-	-

	510	27	27	194	(94)	73	154	113	519	-	1,142	268	1,410	633	220

Risk and balance sheet management (continued)

Risk management: Country risk: Portugal (continued)

	30 September 2012				31 December 2011
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
CDS by reference entity	£m	£m	£m	£m	£m	£m	£m	£m

Government	3,112	3,042	342	(310)	3,304	3,413	997	(985)
Other banks	914	905	78	(73)	1,197	1,155	264	(260)
Other FI	8	5	1	(1)	8	5	1	(1)
Corporate	445	382	41	(20)	366	321	68	(48)

	4,479	4,334	462	(404)	4,875	4,894	1,330	(1,294)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
30 September 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Banks	2,742	274	37	4	-	-	-	-	2,779	278
Other FI	1,638	168	-	-	31	4	31	12	1,700	184

	4,380	442	37	4	31	4	31	12	4,479	462

31 December 2011

Banks	2,922	786	46	12	-	-	-	-	2,968	798
Other FI	1,874	517	-	-	33	15	-	-	1,907	532

	4,796	1,303	46	12	33	15	-	-	4,875	1,330

Risk and balance sheet management (continued)

Risk management: Country risk: Portugal (continued)

Key points
·
The portfolio, managed out of Spain, is focused on corporate lending and derivative trading with the largest local banks. Medium-term activity has ceased with the exception of that carried out under a Credit Support Annex.

·	Exposure declined further during the first nine months of 2012, with continued reductions in lending and in off-balance sheet exposure, and sale of Group Treasury's AFS bonds.

·	Government and central bank

The Group's exposure to the Portuguese government at 30 September 2012 was £87 million, comprising a very small derivative exposure and a small net long debt securities position, an increase from the net short debt securities position at 31 December 2011.

·	Financial institutions
A major proportion of the remaining exposure is focused on the top four systemically important financial groups. Exposures generally consist of collateralised trading products.

·	Corporate
The largest exposure is to the natural resources and transport sectors, concentrated on a few large, highly creditworthy clients.

·	Non-Core (included above)

Non-Core's lending exposure to Portugal was reduced by £0.1 billion during the first nine months of 2012, to £0.2 billion. The portfolio largely comprised lending exposure to the land transport and logistics (40%), electricity (37%) and commercial real estate (18%) sectors.

Risk and balance sheet management (continued)

Risk management: Country risk: Greece

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Net		Balance sheet	Off-balance sheet	Total	Gross
						Long	Short		Derivatives	Repos				Derivatives	Repos
30 September 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Government	-	-	-	-	-	22	8	14	10	-	24	-	24	132	-
Central bank	2	-	-	-	-	-	-	-	-	-	2	-	2	-	-
Other banks	-	-	-	-	-	1	-	1	302	-	303	-	303	413	-
Other FI	29	-	-	-	-	-	-	-	2	-	31	-	31	2	-
Corporate	156	97	97	-	-	-	-	-	45	-	201	17	218	64	-
Personal	11	-	-	-	-	-	-	-	-	-	11	10	21	-	-

	198	97	97	-	-	23	8	15	359	-	572	27	599	611	-

31 December 2011

Government	7	-	-	312	-	102	5	409	-	-	416	-	416	71	-
Central bank	6	-	-	-	-	-	-	-	-	-	6	-	6	-	-
Other banks	-	-	-	-	-	-	-	-	290	-	290	-	290	405	-
Other FI	31	-	-	-	-	-	-	-	2	-	33	-	33	2	-
Corporate	427	256	256	-	-	-	-	-	63	-	490	42	532	63	-
Personal	14	-	-	-	-	-	-	-	-	-	14	10	24	-	-

	485	256	256	312	-	102	5	409	355	-	1,249	52	1,301	541	-

Risk and balance sheet management (continued)

Risk management: Country risk: Greece (continued)

	30 September 2012				31 December 2011
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
CDS by reference entity	£m	£m	£m	£m	£m	£m	£m	£m

Government	-	-	-	-	3,158	3,165	2,228	(2,230)
Other banks	4	4	1	(2)	22	22	3	(3)
Other FI	32	32	4	(5)	34	34	8	(8)
Corporate	297	292	66	(69)	434	428	144	(142)

	333	328	71	(76)	3,648	3,649	2,383	(2,383)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
30 September 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Banks	100	23	-	-	-	-	-	-	100	23
Other FI	201	44	-	-	-	-	32	4	233	48

	301	67	-	-	-	-	32	4	333	71

31 December 2011

Banks	2,001	1,345	1	1	-	-	-	-	2,002	1,346
Other FI	1,507	945	63	45	76	47	-	-	1,646	1,037

	3,508	2,290	64	46	76	47	-	-	3,648	2,383

Risk and balance sheet management
(continued)

Risk management: Country risk: Greece
(continued)

Key points

·
The Group has substantially reduced its exposure to Greece which it continues to actively manage, in line with the Group's de-risking strategy that has been in place since early 2010. Much of the remaining exposure is collateralised or guaranteed. The remaining Greek exposure at 30 September 2012 was £0.6 billion. Half of this was derivative exposure to banks (itself in part collateralised); the rest was mostly corporate lending (part of this being exposure to local subsidiaries of international companies).

·	Government and central bank

The Group participated in the restructuring of the Greek government debt in March 2012, which resulted in new bonds that were sold in March and April, and in £0.3 billion of AFS bonds issued by the European Financial Stability Facility incorporated in Luxembourg. The Group no longer holds any AFS bonds issued by the Greek government. A small HFT position, resulting from the sovereign debt restructuring in March has been retained to enable the Group to quote prices and stay relevant to key clients.

·	Financial institutions
Activity with Greek financial institutions is largely collateralised derivative and repo exposure and remains under close scrutiny.

·	Corporate
Lending exposure fell by £0.3 billion, largely due to a single name write-off in the first half of 2012.

The Group's focus is on short-term trade facilities to the domestic subsidiaries of international clients, increasingly supported by parental guarantees.

·	Non-Core (included above)

Non-Core's lending exposure to Greece was £0.1 billion at 30 September 2012, a slight reduction from 31 December 2011. The remaining lending portfolio primarily consisted of the following sectors: financial services companies (41%), construction (25%) and other services (12%).

Additional information

Share information
	30 September 2012	30 June 2012	31 December 2011

Ordinary share price*	257.0p	215.3p	201.8p

Number of ordinary shares in issue*	6,070m	6,017m	5,923m

* data for 31 December 2011 have been adjusted for the sub-division and one-for-ten share consolidation of ordinary shares, which took effect in June 2012.

Statutory results
Financial information contained in this document does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 ('the Act'). The statutory accounts for the year ended 31 December 2011 have been filed with the Registrar of Companies. The report of the auditor on those statutory accounts was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Act.

Financial calendar

2012 annual results	Thursday 28 February 2013

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 02 November 2012

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary